

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-04851

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: THE SHERWIN-WILLIAMS COMPANY, 101 W. PROSPECT AVENUE, CLEVELAND, OHIO 44115

ANNUAL REPORT

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2010 and 2009

INDEX

The following financial statements and other information of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the Plan) are included herewith:

The following supplemental schedule of the Plan included in the Annual Report of the Plan on Form 5500 filed with the Employee Benefits Security Administration for the year ended December 31, 2010 are included herewith:

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476

Tel: +1 216 861 5000
Fax: +1 216 583 2013
www.ey.com

Report of Independent Registered Public Accounting Firm

Administrative Committee of
The Sherwin-Williams Company
Employee Stock Purchase and Savings Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 29, 2011

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	December 31, 2010					December 31, 2009				
		Allocated					Allocated			
	Company Stock Fund	Diversified Investments	Notes Receivable	Unallocated	Total	Company Stock Fund	Diversified Investments	Notes Receivable	Unallocated	Total
NET ASSETS AVAILABLE FOR BENEFITS										
Investments, at fair value:										
The Sherwin-Williams Company common stock	$ 1,410,781,983				$ 1,410,781,983	$ 1,083,791,587				$ 1,083,791,587
The Sherwin-Williams Company preferred stock				$ 411,654,875	411,654,875				$ 315,659,306	315,659,306
Mutual funds		$ 361,031,453			361,031,453		$ 307,380,099			307,380,099
Common/collective trust funds		223,835,513			223,835,513		182,579,446			182,579,446
Money market funds		27,628,922			27,628,922		29,322,992			29,322,992
Interest-bearing cash	10,017,738				10,017,738	9,806,128				9,806,128
Total	1,420,799,721	612,495,888		411,654,875	2,444,950,484	1,093,597,715	519,282,537		315,659,306	1,928,539,558
Notes receivable from participants			$ 50,405,439		50,405,439			$ 46,192,149		46,192,149
Total Assets	1,420,799,721	612,495,888	50,405,439	411,654,875	2,495,355,923	1,093,597,715	519,282,537	46,192,149	315,659,306	1,974,731,707
Net pending receivables	6,122,974				6,122,974	2,031,148				2,031,148
Note payable to The Sherwin-Williams Company				(216,752,745)	(216,752,745)				(216,752,745)	(216,752,745)
Net assets available for benefits	$ 1,426,922,695	$ 612,495,888	$ 50,405,439	$ 194,902,130	$ 2,284,726,152	$ 1,095,628,863	$ 519,282,537	$ 46,192,149	$ 98,906,561	$ 1,760,010,110

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	Year Ended December 31, 2010				
	Allocated				
	Company Stock Fund	Diversified Investments	Notes Receivable Activity	Unallocated	Total
Increases in net assets available for benefits:					
Interest and dividend income on Diversified investments:					
Mutual funds		$ 5,763,863			$ 5,763,863
Common/collective trust funds		362,228			362,228
Money market funds		30,767			30,767
Interest on Notes receivable from participants			$ 2,568,082		2,568,082
Dividends on The Sherwin-Williams Company common stock	$ 20,440,748				20,440,748
Dividends on The Sherwin-Williams Company preferred stock				$ 9,753,874	9,753,874
Contributions from participants	25,615,052	45,676,025			71,291,077
Contributions from The Sherwin-Williams Company				37,869,285	37,869,285
Transfers from unallocated to participants	32,102,561	5,766,724		(37,869,285)	
Forgiveness of unpaid interest on note payable				2,134,866	2,134,866
	78,158,361	57,599,607	2,568,082	11,888,740	150,214,790
Decreases in net assets available for benefits:					
Benefits paid directly to participants	88,637,345	59,826,950	3,453,022		151,917,317
Interest expense on note payable				11,888,740	11,888,740
Fees	187,691	316,077			503,768
	88,825,036	60,143,027	3,453,022	11,888,740	164,309,825
Net realized and unrealized appreciation in fair value of					
The Sherwin-Williams Company common stock	380,545,911				380,545,911
The Sherwin-Williams Company preferred stock				95,995,569	95,995,569
Diversified investments:					
Mutual funds		37,571,771			37,571,771
Common/collective trust funds		24,697,826			24,697,826
Participant directed transfers, net	(38,585,404)	33,487,174	5,098,230		
Net increase	331,293,832	93,213,351	4,213,290	95,995,569	524,716,042
Net assets available for benefits:					
Beginning of year	1,095,628,863	519,282,537	46,192,149	98,906,561	1,760,010,110
End of year	$ 1,426,922,695	$ 612,495,888	$ 50,405,439	$ 194,902,130	$2,284,726,152

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2010 and 2009

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Plan are reported on the accrual basis. The Company Stock Fund consists of common stock of The Sherwin-Williams Company (the Company or Plan Sponsor), purchased by Fidelity Management Trust Company (the Trustee), and cash. Shares of common stock of the Company held by the Trustee are blended with cash to create units of the Company Stock Fund. Diversified Investments consist of units of the following funds (collectively, the Diversified Investments):

Fidelity Contrafund® - Class K
Fidelity Diversified International Fund - Class K
Fidelity Inflation-Protected Bond Fund
Fidelity Institutional Short-Intermediate Government Fund
Fidelity Low-Priced Stock Fund - Class K
Fidelity Managed Income Portfolio II
Fidelity Mid-Cap Stock Fund - Class K
Fidelity Puritan® Fund - Class K
Fidelity Retirement Government Money Market Portfolio
Lord Abbett Small-Cap Value Fund Y
Mutual Shares CL Z
Pimco All Asset Fund (Institutional Class)
Pimco Low Duration Fund (Institutional Class)
Pyramis Active Lifecycle 2000 Commingled Pool Fund
Pyramis Active Lifecycle 2005 Commingled Pool Fund
Pyramis Active Lifecycle 2010 Commingled Pool Fund
Pyramis Active Lifecycle 2015 Commingled Pool Fund
Pyramis Active Lifecycle 2020 Commingled Pool Fund
Pyramis Active Lifecycle 2025 Commingled Pool Fund
Pyramis Active Lifecycle 2030 Commingled Pool Fund
Pyramis Active Lifecycle 2035 Commingled Pool Fund
Pyramis Active Lifecycle 2040 Commingled Pool Fund
Pyramis Active Lifecycle 2045 Commingled Pool Fund
Pyramis Active Lifecycle 2050 Commingled Pool Fund
RidgeWorth Large Cap Value Equity Fund - I Shares
Strategic Allocation TOPS™ Aggressive Growth Portfolio
Strategic Allocation TOPS™ Balanced Portfolio
Strategic Allocation TOPS™ Capital Preservation Portfolio
Strategic Allocation TOPS™ Growth Portfolio
Strategic Allocation TOPS™ Income and Growth Portfolio
Strategic Allocation TOPS™ Moderate Growth Portfolio
The Growth Fund of America®
Vanguard FTSE All-World Index Investment
Vanguard Institutional Index Fund - Institutional Shares
Vanguard Total Bond Market Index Fund - Institutional Shares
Vanguard Wellesley Income Fund - Admiral Shares
Vanguard Wellington Fund - Admiral Shares
Victory Institutional Diversified Stock Fund

Distributions from Diversified Investments for withdrawals or upon an eligible employee's termination of employment are made in cash at the market value as of the valuation date coinciding with or immediately preceding the distribution. An eligible employee may elect to receive distribution from the Company Stock Fund for withdrawals or upon an eligible employee's termination of employment in whole shares of stock determined as of the applicable valuation date. Fractional share interest is distributed in cash at the market value as of the stock transfer date. If such election is not made, distributions from the Company Stock Fund are made in cash.

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-25, "Plan Accounting – Defined Contribution Pension Plans," which is effective for fiscal years ending after December 15, 2010. The ASU requires participant loans to be classified as notes receivable from participants rather than as investments. In addition, the ASU requires participant

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

loans to be measured at their unpaid principal balance plus any accrued interest, rather than at fair value. The Plan's participant notes receivable have been reclassified as required by ASU No. 2010-25.

Effective January 1, 2010, the Plan adopted ASU No. 2010-06, "Improving Disclosures about Fair Value Measurements." The ASU requires certain new disclosures and clarifies certain existing disclosure requirements. An additional requirement to separately disclose purchases, sales, issuances and settlements in the level 3 rollforward becomes effective for fiscal years beginning after December 15, 2010. The ASU affects the Plan's fair value disclosures, but does not have any impact on the Plan's financial statements.

The following tables present the Plan's financial assets that are measured at fair value on a recurring basis, categorized using the fair value hierarchy as of December 31, 2010 and 2009:

	Fair Value at December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
The Sherwin-Williams Company common stock [(a)]	$ 1,410,781,983	$ 1,410,781,983		
The Sherwin-Williams Company preferred stock [(b)]	411,654,875			$ 411,654,875
Mutual funds [(a)]:				
U.S. equities	240,726,477	240,726,477		
International equities	43,257,406	43,257,406		
Fixed income securities	77,047,570	77,047,570		
Common/collective trust funds [(c)]	223,835,513		$ 223,835,513	
Money market fund [(a)]	27,628,922	27,628,922		
Interest-bearing cash [(a)]	10,017,738	10,017,738		
	$ 2,444,950,484	$ 1,809,460,096	$ 223,835,513	$ 411,654,875

	Fair Value at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
The Sherwin-Williams Company common stock [(a)]	$ 1,083,791,587	$ 1,083,791,587		
The Sherwin-Williams Company preferred stock [(b)]	315,659,306			$ 315,659,306
Mutual funds [(a)]:				
U.S. equities	196,980,334	196,980,334		
International equities	38,899,139	38,899,139		
Fixed income securities	71,500,626	71,500,626		
Common/collective trust funds [(c)]	182,579,446		$ 182,579,446	
Money market fund [(a)]	29,322,992	29,322,992		
Interest-bearing cash [(a)]	9,806,128	9,806,128		
	$ 1,928,539,558	$ 1,430,300,806	$ 182,579,446	$ 315,659,306

[a] The fair value of the Sherwin-Williams Company common stock, Mutual funds, Money market fund and Interest-bearing cash is based on quoted prices in active markets for identical securities.

[b] The fair value of the Sherwin-Williams Company preferred stock is based on a conversion/redemption formula outlined in the preferred stock terms.

[c] The common/collective trust funds include the Fidelity Managed Income Portfolio II, the Pyramis Active Lifecycle Commingled Pool Funds, and the Strategic Allocation TOPS™ Portfolio Funds. The Fidelity Managed Income Portfolio II is carried at contract value, which is estimated by the Trustee and represents net contributions plus interest at the current market rate. The estimated contract value approximates fair value. The fair value of the Pyramis Active Lifecycle Commingled Pool Funds and the Strategic Allocation TOPS™ Portfolio Funds is calculated by the Trustee based on the net asset value (NAV) per unit as of the close of business of the New York Stock Exchange. Investments in the underlying funds are valued at their closing net asset value each business day.

The following table summarizes the changes in the fair value of the Plan's level 3 assets:

		The Sherwin-Williams Company Preferred Stock
Balance at January 1, 2009	$	307,520,231
Unrealized gains		8,139,075
Balance at December 31, 2009		315,659,306
Unrealized gains		95,995,569
Balance at December 31, 2010	$	411,654,875

Participant loans are valued at their unpaid principal balance plus accrued interest.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE B—DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan. Any salaried employee of the Company or participating subsidiary and any employee in a group of employees to which coverage has been extended on a non-discriminatory basis by the Board of Directors of the Company is eligible for membership in the Plan provided the employee: (a) is a regular full-time or part-time employee of the Company or a subsidiary of the Company which has adopted the Plan; (b) is not a member of a collective bargaining unit which is recognized by the Company on the later of the effective date of the Plan or the date coverage under the Plan is extended or is not a member of a collective bargaining unit which has agreed that the members of such bargaining unit shall no longer be eligible for membership in the Plan; and (c) is employed in the United States or is a United States citizen if not employed therein.

Eligible employees hired by the Company or participating subsidiary have the option of participating in the Plan. Eligible employees can contribute up to 20% of their salaries subject to limitations imposed by law. Prior to July 1, 2009, the Company made matching contributions of 100% on the first 6% of eligible employee contributions beginning the quarter following the employees' one-year anniversary with the Company. Effective July 1, 2009, the Plan was amended to change the Company match to 100% on the first 3% of each eligible employee's contributions and 50% on the next 2% of eligible contributions. The 2009 Plan amendment also gives the Company the option of making an additional discretionary contribution after each year-end. This discretionary contribution could increase the aggregate amount of the prior year Company contribution, based on an employee's participation level, up to 100% on the first 6% of eligible employee contributions. Eligible employees are 100% vested in Company contributions. Participants may diversify both future and prior Company matching contributions previously allocated to the Company Stock Fund into Diversified Investments. In the absence of timely direction, Company matching contributions are directed to the Company Stock Fund.

Eligible employees hired by the Company are automatically enrolled in the Plan and, in the absence of timely direction, their contributions are directed to an appropriate Pyramis Active Lifecycle Pool Fund. Employee contributions are established at 3% of pre-tax earnings. Eligible new hires may change the pre-selected enrollment option or choose not to participate in the Plan prior to being automatically enrolled. If new hires choose not to change the automatic enrollment employee contribution level of 3%, the employee contribution level will increase at the beginning of each subsequent plan year by 1%, until either the employee individually changes the employee contribution level or the employee contribution level reaches 6%.

Other notable Plan features include the following: (a) eligible employees can utilize a toll-free phone system, or the Internet, to obtain account statements and to conduct transactions; (b) withdrawals from the Plan (including loans) are processed any business day subject to certain trading restrictions imposed by each fund manager; (c) eligible employees can change their investment option direction for new contributions any business day; (d) investments in the Company Stock Fund are based on a unit value rather than a share value; (e) eligible employees are 100% vested in both Company and eligible employee contributions; (f) if elected by the eligible employee, account statements are sent on a quarterly basis; and (g) eligible employees are allowed to diversify 100% of amounts invested in the Company Stock Fund, including Company contributions to the eligible employee's account, to the Diversified Investments.

The Plan permits eligible employees, who are active employees, and other "parties in interest" (as such term is defined in Section 3(14) of the Employee Retirement Income Security Act of 1974, as amended), to borrow from such eligible employee's vested benefit portion of their accounts an amount not to exceed the lesser of $50,000 reduced by certain outstanding loans to the eligible employee under the Plan or one half of the vested benefit portion of the eligible employee's account under the Plan. Notes receivable from participants are treated as a transfer between the other investment funds and the Notes receivable from participants activity fund. Terms range from one to five years or up to ten years for the purchase of a primary residence. The Notes receivable from participants are secured by the balance in the eligible employee's account and bear interest at the prime interest rate plus one percent. Principal and interest are paid ratably through payroll deductions and credited to the eligible employee's account.

Investments in the Company Stock Fund and investments in Diversified Investments are participant directed. In the absence of timely direction, employee and Company contributions are directed as described above.

Subject to certain Plan limitations, the Plan permits eligible employees to withdraw in cash or shares up to 100% of the market value of all amounts credited to such eligible employee's employee contribution account plus up to 100% of the market value of amounts credited to an eligible employee's Company contribution account. Withdrawals from an eligible employee's Company contribution account for Company contributions made before January 1, 2002 are permitted subject to certain plan rules. Company contributions made after January 1, 2002 are fully vested and can only be withdrawn from eligible employees' accounts in the event of death, disability, retirement, termination of employment or attainment of age 59 ½.

Subject to certain Plan limitations, the Plan permits eligible employees to make a withdrawal in cash from the vested portion of the eligible employee's salary reduction account upon attainment of age 59½. Eligible employees under age 59½ may be permitted to make a hardship withdrawal from the eligible employee's salary reduction account for certain financial emergencies, including certain medical expenses, certain tuition and education expenses, payments to prevent foreclosure on a principal residence occupied by an eligible employee, payments to finance the purchase (excluding mortgage payments) of a principal residence, payments related to certain funeral expenses, and payments related to expenses for employees affected by a declared disaster.

The Plan invests in various investment securities. Investment securities, including Company common stock, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

On August 1, 2006, the Company issued 500,000 shares of convertible serial preferred stock, no par value (Series 2 Preferred stock) with cumulative quarterly dividends of $11.25 per share, for $500,000,000 to the Plan. The Plan financed the acquisition of the Series 2 Preferred stock by borrowing $500,000,000 from the Company at the rate of 5.5 percent per annum (see Note F). The Series 2 Preferred stock and the note payable to the Company are held by GreatBanc Trust Company. The Series 2 Preferred stock is held in an unallocated account. As the value of compensation expense related to contributions to the Plan is earned, the Company has the option of funding the Plan by redeeming a portion of the Series 2 Preferred stock or with cash. Contributions are credited to participant accounts at the time of funding. The Series 2 Preferred stock is redeemable for cash or convertible into common stock of the Company, or any combination thereof, at the option of the Plan based on the relative fair value of the Series 2 Preferred stock and common stock at the time of conversion. Each share of Series 2 Preferred stock is entitled to one vote upon all matters presented to the Company's shareholders, and the holder of the Series 2 Preferred stock and the holders of the Company's common stock held in the Plan generally vote together as one class. The Series 2 Preferred stock is pledged as collateral on the note payable to the Company. Principal and interest on the note payable to the Company have been forgiven periodically. Debt is forgiven in lieu of cash contributions by the Company to fund the Plan. In 2010 and 2009, the Plan was funded with cash and no preferred stock was redeemed. The Plan held 216,753 shares of Series 2 Preferred stock at December 31, 2010.

Eligible employees may elect to have dividends on their investment in Company stock that is released from the suspense account either paid in cash or reinvested in the Company stock fund. If an active election to receive dividends in cash is not made, the dividends will be used to purchase additional units of the Company stock fund. During such a time when the Plan is leveraged under the ESOP loan provisions of the Internal Revenue Code and Treasury Regulations and the Company has made a contribution to repay the ESOP debt underlying the leveraging, eligible employees may elect to receive a dividend equal to the total of their next pre-tax contribution and company matching contribution. The election can only be made once per calendar year for a single pay period.

NOTE C—INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 5, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. On January 28, 2011, a request was made of the Internal Revenue Service to review plan amendments and to issue a current determination as to the Plan's qualification. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Plan is currently under audit by the Internal Revenue Service for the 2003 – 2009 tax years. The audit is substantially complete with no communicated material findings to date related to the tax qualified status of the Plan and the tax exempt trust.

Refer to the Plan Sponsor's Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent filings with the SEC for the status of the Plan Sponsor's IRS audit as it relates to the leveraged ESOP transactions.

NOTE D—PRIORITIES ON TERMINATION OF THE PLAN

The Company reserves the right, by action of its Board of Directors, to amend, modify, suspend, or terminate the Plan. No such action will allow funds held in trust by the trustee or the income thereon to be used for purposes other than for the exclusive benefit of members or their beneficiaries. If the Plan is terminated, the Company contributions credited to each eligible employee's account shall vest immediately.

NOTE E—TRANSACTIONS WITH PARTIES-IN-INTEREST

Costs incidental to the purchase and sale of securities, such as brokerage fees, commissions, and stock transfer taxes, are borne by the respective funds. Fees relating to participant loan activity and qualified domestic relations orders are borne by the eligible employees. All other costs and expenses of administering the Plan are borne by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services. Certain Plan investments are shares of mutual or common/collective trust funds managed by the Trustee and, therefore, qualify as party-in-interest transactions.

NOTE F—NOTE PAYABLE TO THE COMPANY

As discussed in Note B, the Plan issued a $500,000,000 note due August 1, 2016 to the Company in connection with the purchase of the Series 2 Preferred stock. Principal payments of $12,500,000 are due quarterly with any remaining amounts due at maturity. The interest rate on the Note is 5.5% per annum and is due on the same dates as the principal payments. There is no penalty for prepayment of the note. Repayment of principal and interest can only be made from: (i) collateral given for the loan (Series 2 Preferred stock); (ii) contributions made to repay such loan; and (iii) earnings attributable to the Series 2 Preferred stock. Principal on the note was not reduced in 2010 as a result of the Plan being funded with cash.

THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

SCHEDULE H, LINE 4(i)–SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

EIN: 34-0526850

PLAN NUMBER: 001

	ASSET DESCRIPTION	COST	CURRENT VALUE
Common Stock:			
*, #	The Sherwin-Williams Company	$ 640,996,834	$ 1,410,781,983
Preferred Stock (unallocated):			
*, #	The Sherwin-Williams Company	216,752,745	411,654,875
Mutual Funds:			
*	Fidelity Contrafund® - Class K	34,277,121	47,363,068
*	Fidelity Diversified International Fund - Class K	31,519,908	40,996,026
	Lord Abbett Small-Cap Value Fund Y	32,053,733	37,235,150
*	Fidelity Mid-Cap Stock Fund - Class K	20,717,197	32,719,774
*	Fidelity Institutional Short-Intermediate Government Fund	28,851,529	29,735,695
	The Growth Fund of America®	24,289,474	25,548,080
*	Fidelity Low-Priced Stock Fund - Class K	15,896,273	23,126,983
	Vanguard Total Bond Market Index Fund Institutional Shares	22,402,032	22,618,455
	RidgeWorth Large Cap Value Equity Fund	17,969,892	20,775,320
	Mutual Shares CL Z	18,660,350	17,340,526
	Vanguard Institutional Index Fund - Institutional Shares	10,786,793	15,172,584
*	Fidelity Puritan® Fund - Class K	9,710,917	12,508,591
	Pimco Low Duration Fund (Institutional Class)	11,572,653	11,832,428
*	Fidelity Inflation-Protected Bond Fund	8,794,508	9,107,850
	Victory Institutional Diversified Stock Fund	6,289,219	6,325,346
	Vanguard Wellesley Income Fund - Admiral Shares	3,455,174	3,753,143
	Vanguard Wellington Fund - Admiral Shares	2,202,485	2,490,750
	Vanguard FTSE All World Index Investment	1,296,290	1,312,508
	Pimco All Asset Fund (Institutional Class)	984,534	948,873
	Other	41,638	120,303
Common / Collective Trust Funds:			
*	Pyramis Active Lifecycle 2030 Commingled Pool Fund	29,302,311	30,817,009
*	Pyramis Active Lifecycle 2020 Commingled Pool Fund	25,443,052	27,249,826
*	Pyramis Active Lifecycle 2040 Commingled Pool Fund	21,114,612	23,493,750
*	Pyramis Active Lifecycle 2015 Commingled Pool Fund	20,959,131	23,299,253
*, (1)	Fidelity Managed Income Portfolio II	22,672,477	22,672,477
*	Pyramis Active Lifecycle 2025 Commingled Pool Fund	17,305,245	19,369,419
*	Pyramis Active Lifecycle 2035 Commingled Pool Fund	17,329,406	19,071,636
*	Pyramis Active Lifecycle 2050 Commingled Pool Fund	14,090,887	16,843,364
*	Pyramis Active Lifecycle 2045 Commingled Pool Fund	13,800,562	16,301,529
*	Pyramis Active Lifecycle 2010 Commingled Pool Fund	15,016,052	16,248,448
*	Pyramis Active Lifecycle 2005 Commingled Pool Fund	2,777,746	2,963,544
*	Pyramis Active Lifecycle 2000 Commingled Pool Fund	2,286,344	2,431,253
	Strategic Allocation TOPS™ Capital Preservation Portfolio	961,405	1,006,540
	Strategic Allocation TOPS™ Aggressive Growth Portfolio	692,816	798,166
	Strategic Allocation TOPS™ Moderate Growth Portfolio	409,599	420,469
	Strategic Allocation TOPS™ Growth Portfolio	355,610	408,388
	Strategic Allocation TOPS™ Balanced Portfolio	212,204	230,720
	Strategic Allocation TOPS™ Income and Growth Portfolio	196,719	209,722
Other:			
*	Fidelity Retirement Government Money Market Portfolio	27,628,922	27,628,922
	Interest-Bearing Cash	10,017,738	10,017,738
*	Notes Receivable from Participants, with interest rates ranges of 4.3% to 10.5%		50,405,439
		$ 1,402,094,136	$ 2,495,355,923

* Represents a Party-in-Interest.

\# Represents 5% or more of fair value of net assets available for benefits.

(1) The Fidelity Managed Income Portfolio II is valued at cost, which approximates fair value. The fair value of participation units is pooled in separate accounts estimated by the Trustee based on quoted redemption value on the last business day of the year. The investment contracts are valued at contract value as estimated by the Trustee. Contract value represents net contributions plus interest at the current market rate. Any calculations to determine fair value would not have a material effect on the Plan's financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN



D.S. Mansfield, V.P. – Employee Benefits

June 29, 2011

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Sequential Page Number Where Exhibit Can Be Found
23	Consent of Independent Registered Public Accounting Firm	16

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 2-80510, 33-62229, 333-105211, and 333-152443), pertaining to The Sherwin-Williams Company Employee Stock Purchase and Savings Plan, of our report dated June 29, 2011, with respect to the financial statements and schedules of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2010.

Ernst + Young LLP

Cleveland, Ohio
June 29, 2011